Holmdel Pharmaceuticals, LP

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners
Holmdel Pharmaceuticals, LP

We have audited the accompanying balance sheets of Holmdel Pharmaceuticals, LP (the "Company") as of December 31, 2013 and 2012, and the related statements of operations, partners' equity, and cash flows for the year ended December 31, 2013 and the period from December 12, 2012 (inception) to December 31, 2012. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holmdel Pharmaceuticals, LP as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013 and the period from December 12, 2012 (inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Iselin, New Jersey
March 28, 2014

Holmdel Pharmaceuticals, LP

Balance Sheets

	December 31, 2013	December 31, 2012
ASSETS		
CURRENT ASSETS:		
Cash	$ 63,379	$ 947,016
Royalties receivable - related party	2,473,063	-
Related party receivable	1,500	-
Prepaid expenses and other current assets	3,649	443,549
Total current assets	2,541,591	1,390,565
Intangible asset, net	11,197,799	12,640,000
TOTAL ASSETS	$ 13,739,390	$ 14,030,565
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES:		
Accrued expenses	$ -	$ 162,096
Due to GlaxoSmithKline LLC	-	220,549
Distributions payable to partners	2,349,397	-
Total current liabilities	2,349,397	382,645
Commitments and contingencies		
PARTNERS' EQUITY:		
General partner's interest	1,140	1,365
Limited partners' interest	11,388,853	13,646,555
Total partners' equity	11,389,993	13,647,920
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 13,739,390	$ 14,030,565

See accompanying notes to financial statements.

Holmdel Pharmaceuticals, LP

Statements of Operations

	For the year ended December 31, 2013	For the period from December 12, 2012 (inception) to December 31, 2012
NET REVENUES - related parties		
InnoPran XL royalty	$ 7,135,981	$ -
Primlev royalty	860,203	-
TOTAL NET REVENUES - related parties	7,996,184	-
COST AND EXPENSES:		
Amortization of intangible assets	1,442,201	-
General and administrative	109,157	-
Acquisition expenses	-	1,352,158
OPERATING INCOME (LOSS)	6,444,826	(1,352,158)
OTHER INCOME, NET	914	78
NET INCOME (LOSS)	$ 6,445,740	$ (1,352,080)

See accompanying notes to financial statements.

Holmdel Pharmaceuticals, LP

Statements of Partners' Equity

For the year ended December 31, 2013 and the period from December 12, 2012 (inception) to December 31, 2012

	General Partner	Limited Partners	Total
Balance - December 12, 2012 (inception)	$ -	$ -	$ -
Net loss	(135)	(1,351,945)	(1,352,080)
Capital contributions	1,500	14,998,500	15,000,000
Balance - December 31, 2012	1,365	13,646,555	13,647,920
Net income	645	6,445,095	6,445,740
Distributions paid	(635)	(6,353,635)	(6,354,270)
Distributions declared and payable	(235)	(2,349,162)	(2,349,397)
Balance - December 31, 2013	$ 1,140	$ 11,388,853	$ 11,389,993

See accompanying notes to financial statements.

Holmdel Pharmaceuticals, LP

Statements of Cash Flows

	For the year ended December 31, 2013	For the period from December 12, 2012 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 6,445,740	$ (1,352,080)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization of intangible asset	1,442,201	
Changes in assets and liabilities, net of affect of business acquired:		
(Increase) decrease in:		
Royalties receivable	(2,473,063)	-
Due from related party	(1,500)	-
Prepaid expenses and other current assets	439,900	(108,000)
Increase (decrease) in:		
Accrued liabilities	(162,096)	162,096
Due to GlaxoSmithKline LLC	(220,549)	-
Net cash provided by (used in) operating activities	5,470,633	(1,297,984)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of InnoPranXL and related assets from GlaxoSmithKline LLC	-	(12,755,000)
Net cash used in investing activities	-	(12,755,000)
CAS FLOWS FROM FINANCING ACTIVITIES:		
General and limited partner capital contributions	-	15,000,000
Distributions paid to general and limited partners	(6,354,270)	-
Net cash (used in) provided by financing activities	(6,354,270)	15,000,000
(Decrease) increase in cash	(883,637)	947,016
Cash, beginning of period	947,016	-
Cash, end of period	$ 63,379	$ 947,016
Non-cash financing activities:		
Distributions payable to partners	$ 2,349,397	$ -
Due to GlaxoSmithKline LLC for acquisition	$ -	$ 220,549

See accompanying notes to financial statements.

Note 1. Nature of Operations

Holmdel Pharmaceuticals, LP (the "Partnership", or "Holmdel"), was formed pursuant to a certificate of limited partnership filed with the Secretary of State of the State of Delaware on December 12, 2012. On December 20, 2012, Holmdel entered in to an Asset Purchase Agreement ("APA") with GlaxoSmithKline LLC ("GSK") and acquired the U.S. marketing authorization rights to InnoPran XL ®, a beta blocker pharmaceutical product indicated for the treatment of hypertension, for a total purchase price of approximately $13 million ("the Acquisition"). Holmdel was organized solely for the purpose of (i) consummating the Acquisition, (ii) owning the purchased assets, (iii) entering into a License and Supply Agreement, (iv) entering into a Sublicense and Distribution Agreement and (v) engaging in any other lawful act or activity that is ancillary or incidental to the foregoing. At December 31, 2013, HP General Partner LLC (the "General Partner") owned a 0.010% general partner interest in Holmdel, through which it manages and effectively controls Holmdel. The General Partner is an equity method investment of SWK Holdings Corporation. As of December 31, 2013, SWK HP Holdings LP an affiliate of SWK Holdings Corporation and Holmdel Therapeutics, LLC (see below) owned limited partnership interests of 84.1% and 15.9%, respectively, which are subject to adjustment under the terms of the limited partnership agreement.

In connection with the Acquisition, and also on December 20, 2012, Holmdel entered into a license and supply agreement with Aptalis Pharmatech, Inc. (the "Aptalis Agreement") pursuant to which Holmdel was granted a sole and exclusive royalty bearing license to the Aptalis extended release technology ("the Aptalis Technology") and other technology ("the Holmdel Technology Rights") to use in the manufacture of InnoPran XL (together, "the Product"). In addition, and also pursuant to the Aptalis Agreement, Aptalis agreed to manufacture and supply the Product to Holmdel (the "Manufacturing Agreement").

Contemporaneously upon entering into the Aptalis Agreement, Holmdel entered into a Sublicense and Distribution Agreement ("the Mist Agreement") with Mist Pharmaceuticals, LLC ("Mist"), a related party as described below, to grant to Mist (i) an exclusive right and sublicense to the Aptalis Technology, (ii) an exclusive right and license to the related intellectual property, and (iii) an exclusive assignment and delegation of Holmdel's rights and obligations under the Aptalis license and supply agreement to grant one or more third parties co-promotion and distribution rights, to use the Aptalis Technology and other rights as defined in the Mist Agreement to market, sell and distribute InnoPran XL within the United States and its territories.

In consideration for the items above, Mist agreed to pay royalties, based on a percentage of net sales of the Product, starting at 56% of net sales and growing to 97% of net sales in 2017. With respect to any renewal period after 2017, Holmdel and Mist shall agree on a royalty amount. Mist shall be permitted to deduct cost of goods sold and an administrative fee of $240,000 per year which includes a yearly insurance premium. In addition, until Holmdel receives $15 million in the aggregate from the Mist Agreement, Mist shall pay to Holmdel all amounts related to the net sales of Primlev® received by Mist from Akrimax Pharmaceuticals, LLC ("Akrimax"), a related party as described below, pursuant to an agreement between Mist and Akrimax dated October 4, 2011. The initial term of this agreement is two years and shall be automatically renewed for successive periods of one year. The agreement may be terminated (i) by either party if the other party shall commit a material breach if not cured within 60 days written notice; (ii) by Mist, if the trailing twelve months net sales are less than $16 million through the fiscal quarter ended June 30, 2014, upon 90 days' written notice; or (iii) after the expiration of the initial term, by either party upon 180 days' written notice.

On December 20, 2012, Mist entered into a co-promotion and distribution agreement with Akrimax ("the Akrimax Agreement") whereby Mist assigned and delegated to Akrimax all of the rights and duties that were assigned or delegated to Mist under the Aptalis Agreement, including (i) the Aptalis manufacturing rights under the Manufacturing Agreement, and (ii) all of the Holmdel obligations delegated to Mist. In addition, Akrimax and Mist agreed that Aptalis shall be deemed a third party beneficiary of the Akrimax Agreement with all rights to enforce the Akrimax Agreement against Akrimax in Aptalis' own name as if Aptalis were a signatory.

Note 1. Nature of Operations (continued)

Holmdel Therapeutics LLC is owned and controlled by the same individuals who own and control Mist and Akrimax. As such, all transactions between Holmdel and Mist and/or Akrimax are considered related party transactions.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements reflect the accounts of Holmdel Pharmaceuticals, LP.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Partnership is subject to risks common to companies in the pharmaceutical industry including, but not limited to, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Cash: The Partnership maintains cash on deposit in a financial institution in amounts which, at times, may be in excess of insured limits.

Royalty Revenue: The Partnerships sole source of revenue is royalty revenue with a related party. As discussed above in Note 1, the Partnership currently has royalty agreements in place for which it receives quarterly royalty payments, based on the net sales of InnoPran XL and Primlev. The Partnership recognizes royalty revenue based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements when (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards have been transferred; (iii) the royalty is fixed or determinable; and (iv) the collectability of the royalty is reasonably assured.

As discussed in Note 1 above, The Partnership recognizes and records royalty revenue based on a percentage of Akrimax's reported net sales to the Partnership for InnoPran XL® and Primlev®, as defined in the agreement, and as reported to the Partnership by Akrimax, net of all costs incurred by Mist related to the Mist Agreement. The Partnership receives quarterly sales information from Akrimax and makes no adjustments to the amounts reported to it by Akrimax. The agreement provides for gross sales to be reduced by estimates of sales returns, credits and allowances, normal trade and cash discounts, and other costs as defined in the agreement and in accordance with GAAP, all of which are determined by Akrimax. See also Note 6.

Intangible Assets: The Partnership accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized while intangible assets with indefinite useful lives are not amortized. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Straight-line amortization is used to expense recognized amortizable intangible assets. Intangible assets are not written off in the period of acquisition unless they become impaired during that period. The Partnership evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

2. Summary of Significant Accounting Policies (continued)

Intangible assets with indefinite lives are tested for impairment if impairment indicators arise and, at a minimum, annually. However an entity is permitted to first assess qualitative factors to determine if a quantitative impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that an indefinite-lived intangible asset's fair value is less than its carrying amount. Otherwise, no further impairment testing is required. The Partnership considers many factors in evaluating whether the value of its intangible assets with indefinite lives may not be recoverable, including, but not limited to, expected growth rates and the cost of equity and debt capital.

The Partnership did not record any impairments of intangible assets for the year ended December 31, 2013 and for the period from December 12, 2012 (inception) to December 31, 2012.

Income Taxes: The Partnership is generally not subject to U.S. federal and most state income taxes. The partners of the Partnership are liable for income tax in regard to their distributive share of the Partnership's taxable income. Such taxable income may vary substantially from net income (loss) reported in the accompanying financial statements.

The Partnership evaluates tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns and disallows the recognition of tax positions not deemed to meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. The Partnership's management does not believe it has any tax positions taken within its financial statements that would not meet this threshold. The Partnership's policy is to reflect interest and penalties related to uncertain tax positions, when and if they become applicable. The Partnership has not recognized any potential interest or penalties in its financial statements for the year ended December 31, 2013 and for the period from December 12, 2012 (inception) to December 31, 2012. The Partnership's federal and state tax returns for the tax years for which the applicable statutes of limitations have not expired, which is since inception, are subject to examination.

Recent Accounting Pronouncements: In January 2014, the FASB issued ASU 2014-02, "Intangibles-Goodwill and Other (Topic 350) Accounting for Goodwill". These amendments permit a private company to subsequently amortize goodwill on a straight-line basis over a period of ten years, or less if the Partnership demonstrates that another useful life is more appropriate. It also permits a private company to apply a simplified impairment model to goodwill. Under the goodwill accounting alternative, goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of a company (or a reporting unit) may be below its carrying amount. A private company that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the Partnership level or the reporting unit level. The amendments are effective for annual periods beginning after December 15, 2014 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted. The Partnership's management is current assessing the impact, if any, of adoption of this standard on its financial statements.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.* This ASU simplifies how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of this standard did not have a material impact on the Partnership's financial statements.

Subsequent Events: The Partnership has evaluated events after December 31, 2013 and through March 28, 2014, which is the date the financial statements were available to be issued. See Note 7.

Note 3. Acquisition

On December 20, 2012, Holmdel entered into the APA with GSK, and acquired the U.S. marketing authorization rights to InnoPran XL®, for a total purchase price of approximately $13 million. The Partnership has accounted for the Acquisition as a purchase whereby the acquired tangible and intangible assets and assumed liabilities are recorded at their estimated fair value. The Partnership funded the Acquisition with contributed capital from the General and Limited Partners. The Acquisition was consummated to be in line with the Partnerships strategic plan to take non-promoted and undervalued assets and actively market them to maximize their asset value.

The following table summarizes the consideration paid and estimated fair values of the assets acquired and liabilities assumed and incurred in connection with the transaction:

Fair Value of Consideration transferred:		
Cash	$	12,755,000
Payable to GSK		220,549
Total Fair Value of Consideration transferred	$	12,975,549
Recognized amounts of identifiable assets acquired:		
Inventory (included in other current assets)	$	335,549
InnoPran XL license		12,640,000
Total identifiable net assets	$	12,975,549
Net assets acquired	$	12,975,549

The Partnership incurred $1,352,158 of acquisition expenses as a result of the Acquisition during the period from December 12, 2012 (inception) to December 31, 2012.

Under the terms of the APA, Holmdel acquired the rights to certain inventory ($335,549) for which title did not transfer until January 2013. As such, the fair value of this inventory which represents net realizable value for finished goods was valued at the selling price less the sum of costs to dispose and a reasonable profit allowance for the selling efforts, and is included in other current assets. Upon the sale of the inventory, the cost reduces net royalty revenues as the related inventory is sold pursuant to the Mist Agreement. The Partnership purchased no other inventory as all inventory is purchased as part of the Mist Agreement.

The valuation of the InnoPran XL license was estimated using the multi-period excess earnings method, a form of the income approach. Under this method, an intangible asset's fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset. To calculate fair the value, the Partnership used probability-weighted cash flows discounted at an appropriate discount rate. The Partnership believes that the level and timing of cash flows appropriately reflect market participant assumptions. Based on the cash flow projections, the InnoPran XL license is being amortized on a straight-line basis over an approximate 9-year useful life.

Note 4. Intangible asset

The following reflects the details of the InnoPran XL license at December 31, 2013 and 2012:

	2013		2012	
InnoPran XL license (estimated useful life of 9 years)	$	12,640,000	$	12,640,000
Less accumulated amortization		1,442,201		-
Intangible asset, net	$	11,197,799	$	12,640,000

Changes in the gross carrying amount of the InnoPran XL license consisted of the following:

	Gross carrying amount	
Balance at December 12, 2012 (inception)	$	-
Acquisitions		12,640,000
Balance at December 31, 2012 and 2013	$	12,640,000

Amortization expense for the year ended December 31, 2013 was $1,442,201. There was no amortization expense for the period from December 12, 2012 (inception) to December 31, 2012 as the Partnership did not receive all required regulatory approvals until January 2013.

The estimated future amortization for InnoPran XL license is as follows:

2014	$	1,442,201
2015		1,442,201
2016		1,446,150
2017		1,442,201
2018		1,442,201
Thereafter		3,982,845
	$	11,197,799

There were no accumulated impairment losses at December 31, 2013 and 2012.

Note 5. Commitments and Contingencies

Pursuant to the Amended and Restated Limited Partnership Agreement dated December 20, 2012, all liquid assets of the Partnership, including royalty payments received in connection with product sales and all other proceeds of the Partnership, less an amount reasonably determined by the General Partner to cover operating expenses, shall be distributed no less frequently than quarterly to the Partners, pro rata in accordance with their respective partner percentages.

Note 6. Related Party Transactions

The Partnership has agreements in place with Mist based on the December 20, 2012 Sublicense and Distribution Agreement and with Akrimax as a result of the co-promotion and distribution agreement between Mist and Akrimax, which assigned and delegated to Akrimax all of the rights and duties that were assigned or delegated to Mist under the Aptalis Agreement.

Pursuant to the Mist Agreement, Holmdel is entitled to a quarterly payment from Mist of the royalties earned, net of the fees for cost of products, the Aptalis royalty (under the Aptalis Agreement) and administrative fees. Accordingly, Holmdel records the net amount from Mist as net revenues. As of December 31, 2013 net revenues included:

InnoPrann XL royalty based on a percentage of net sales as defined under the Mist Agreement	$	8,971,162
Primlev royalty as defined under the Mist Agreement		860,203
Royalties based on a percentage of net sales as defined under the Mist Agreement		9,831,365
Cost of product		(632,998)
Administrative fee, including insurance premium		(240,000)
Aptalis royalty		(962,183)
Net revenue	$	7,996,184

Royalties receivable – related party on the accompanying balance sheet of $2,473,063 represents amounts due to Holmdel from Mist for fourth quarter 2012 activity, which was paid in 2014. Payments of net revenues are made from Mist directly to the partners as distributions.

Included in 2012 acquisition expenses is approximately $740,000 paid to Akrimax as a finder's fee.

Note 7. Subsequent Events

On February 4, 2014 the Partnership entered into an agreement with Cranford Pharmaceuticals LLC. ("Cranford"), a Company with a minority ownership by the same individuals who own and control Mist and Akrimax and hence a related party, whereby Holmdel granted to Cranford an exclusive right and license to sublicense to Mist and other sub licensees, and to grant to one or more third parties, co-promotion and distribution rights, to use the Holmdel Technology Rights pursuant to the Aptalis Agreement discussed above in Note 1, to develop, market, sell and distribute within the United States and its territories, a product which Cranford wishes to develop and market as Inderal XL™ (propranolol hydrochloride) extended release capsules (a beta blocker) based on the formulation for InnoPran XL® ("the Cranford Agreement") .

Pursuant to the Cranford Agreement, Cranford will pay Holmdel a quarterly royalty payment based on a percentage of all net Sales of Inderal XL by Cranford, any co-promoter, Mist or any other sub licensee, sold during the applicable calendar quarter.

Note 7. Subsequent Events (continued)

Contemporaneously upon entering into the Cranford Agreement, Cranford entered into an agreement with Aptalis, and Holmdel amended its existing agreement with Mist resulting in Holmdel and Cranford having exclusive rights to use the Aptalis technology. Also pursuant to the amended Mist Agreement, Holmdel has acknowledged and agreed that it and its affiliates may not use the Aptalis Technology and the Holmdel Technology Rights for any other extended release product containing propranolol hydrochloride, other than the use of Holmdel Technology in connection with the manufacture, marketing, sale and distribution of Inderal XL and InnoPran XL, provided however, the parties acknowledge and agree that in the event Mist fails to meet a certain sales milestone for any calendar year, ranging from $22,600,000 in 2014 to $37,000,000 in 2021, then Holmdel no longer will be obligated by the covenant provided in this sentence. In the event Holmdel is no longer obligated by the covenant and Holmdel or any affiliate determines to use the Aptalis Technology and the Holmdel Technology Rights for any other extended release product containing propranolol hydrochloride, then Holmdel shall provide prompt written notice to Mist and Mist will have the right for a period of thirty (30) days following receipt of such notice to terminate the Mist Agreement upon written notice to Holmdel.

In addition, if payments paid to Holmdel for Net Sales with respect to the period from December 20, 2013 through December 20, 2014 are less than $11,500,000, then Akrimax will pay to Holmdel the difference between the amount of such payments and $11,500,000 and in the event that royalty payments for Net Sales paid to Holmdel with respect to the period from December 20, 2014 through December 20, 2015 are less than $16,700,000, then Akrimax will pay to Holmdel the difference between the amount of such payments and $16,700,000.